FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT No. 333-207740

RESOURCE APARTMENT REIT III, INC.
SUPPLEMENT NO. 5 DATED FEBRUARY 13, 2018
TO THE PROSPECTUS DATED JULY 3, 2017

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated July 3, 2017, as supplemented by Supplement No. 1 dated September 28, 2017, Supplement No. 2 dated October 13, 2017, Supplement No. 3 dated November 17, 2017 and Supplement No. 4 dated December 20, 2017. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of this offering; and

•	our entry into an agreement to purchase an apartment community located in Austell, Georgia.

Status of the Offering

We commenced this offering of up to $1,100,000,000 of shares of common stock, on April 28, 2016. As of February 9, 2018, we had accepted aggregate gross primary offering proceeds of $41.3 million related to the sale of 601,207 Class A shares, 1,049,996 Class T shares, 2,632,383 Class R shares and 57,891 Class I shares and aggregate gross proceeds under the distribution reinvestment plan of $381,853 related to the sale of 8,852 Class A shares, 18,656 Class T shares, 13,760 Class R shares and 171 Class I shares in this offering. Accordingly, as of February 9, 2018, there was approximately $958.7 million of shares of common stock available for sale in this primary offering and approximately $99.6 million of shares available for sale under our distribution reinvestment plan.

Probable Real Estate Investment

On February 12, 2018, we entered into an agreement to purchase an apartment community located in Austell, Georgia (the “Property”) from an unaffiliated seller. The Property is an apartment community with 324 units and amenities, including a swimming pool, clubhouse, a fitness center, and a tennis court. The contract purchase price for the Property is $44.35 million, excluding closing costs.

Pursuant to the agreement, we are obligated to make an earnest money deposit of $1 million. We will be obligated to purchase the Property only after satisfaction of agreed upon closing conditions. We intend to fund the purchase of the Property with proceeds from this offering and debt proceeds. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $1 million of earnest money.

The Property encompasses 348,981 rentable square feet. The Property was constructed in 1999 and is currently 95% leased. The average occupancy rate of the Property for the past five years was as follows:

Year	Occupancy Rate
2017	95.5%
2016	95.3%
2015	94.5%
2014	(a)
2013	(a)

(a)    The seller was unable to provide average occupancy rates for 2014 and 2013

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the past five years was as follows:

Year	Effective Monthly Rent
2017	$970
2016	$902
2015	$839
2014	(b)
2013	(b)

(b)    The seller was unable to provide average effective rental rate per unit for 2014 and 2013

We believe that the Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the unit interiors of the Property.
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